

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 19, 2018

Shawn Nelson
Chief Executive Officer
The Lovesac Company
Two Landmark Square, Suite 300
Stamford, CT 06901

> **Re:** **The Lovesac Company**
> **Draft Registration Statement on Form S-1**
> **Submitted December 20, 2017**
> **CIK No. 0001701758**

Dear Mr. Nelson:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. You cite in your prospectus certain statistics and other information from Furniture Today and Mintel. Please supplementally provide us with the materials that contain this information.

Artwork

3.   We note that the third graphic image contained in your gatefold artwork includes certain categories that make up your "customer profile." Please expand the disclosure in your prospectus summary to clarify the extent to which each of these categories represents your existing customer base versus your "target" customer base (which you describe on page 2).

Prospectus Summary, page 1

Our Business, page 1

4.   We note your disclosure of product-by-product sales growth in recent fiscal periods. Please balance this disclosure by disclosing the overall net losses you have incurred in those periods.

Sales Channels, page 2

5.   We note your disclosure on page 2 and elsewhere in the prospectus regarding your recent partnership with Costco. Please revise to clarify whether you have an ongoing arrangement with Costco and, if so, revise your disclosure to provide the percentage of overall sales you generated from this arrangement.

Our Competitive Strengths, page 3

Innovative Business Model, page 3

6.   You state here and on page 54 that "the shipping footprint of Sactionals [are] at least twice as efficient as traditional couches . . . ." Please revise to disclose the source of this statistic.

Strong Brand Loyalty, page 4

7.   On pages 4 and 51, you state that your calculation of the customer lifetime value ("CLV") statistic is "based upon actual historical customer data." Please expand this disclosure to explain how you calculate CLV.

Continue to Build on Our Brand Awareness, page 5

8.   Please specify the source of your statement on pages 5 and 56 that your brand awareness is less than 1% among all consumers nationally.

Update Showrooms and Add Other Locations, page 5

9.   We refer you to your statement on pages 5 and 56 that you "have experienced enhanced productivity and negotiated more favorable lease terms" in connection with your showroom renovations. Please expand your disclosure to explain your reference to "enhanced productivity" in the context of your Comparable Showroom Sales Change. If such showroom changes have been made too recently to be captured in such metric, please state as much.

Summary of the Offering, page 9

10.   In the bullet points at the bottom of this page, you indicate that the number of shares included in this summary and throughout your prospectus does not reflect the exercise of outstanding warrants at an exercise price per share equal to the offering price. Please tell us why the exercise price disclosed here for these warrants differs from the exercise price disclosed in Note 8 to your interim financial statements of $7.11 per share. If these disclosures continue to differ, please revise your prospectus in an appropriate location to explain to your investors why the exercise price will become the offering price, and make a similar revision to the footnotes to your financial statements.

Risk Factors, page 14

Risks Relating to this Offering and Ownership Of Our Common Stock, page 25

"Our principal stockholder, SAC Acquisition LLC, will continue to have significant influence over us . . . ," page 25

11.   Please expand this risk factor to discuss the risks attendant to Mistral's control of your principal stockholder. Please also identify those of your directors who are principals of Mistral.

"Holders of our outstanding warrants to purchase common stock will own a significant portion . . . ," page 26

12.   Please disclose the percentage of your common stock that will be held by current warrant holders after exercise.

"We are an emerging growth company . . . ," page 28

13.   Please disclose here that you have elected to take advantage of the extended transition period for new or revised accounting standards (as you indicate on the facing page and on page 8).

Use of Proceeds, page 31

14.   In the fourth paragraph under this heading, you indicate that in March 2017, you issued to Siena Funding Group LLC a promissory note in the aggregate principal amount of $7 million. For the ease of your readers, please revise this description of your indebtedness to conform with the description in Note 7 to your interim financial statements. Note 7 indicates that you obtained a line of credit for up to $7 million and that at the most recent balance sheet date your outstanding balance was $2.3 million.

Capitalization, page 32

15.   We note that your total capitalization equals the sum of your total liabilities and total stockholders' equity. Please tell us why you believe this calculation is appropriate given that capitalization is generally defined in practice as the sum of a company's debt and equity. As part of your response, please tell us why you believe current liabilities such as accounts payable and payroll payable reflect the capitalization of your company.

16.   Please revise the narrative above this table to more clearly indicate, if true, that the pro forma as adjusted capitalization will give effect to the conversion of your convertible preferred stock into common stock. Please also revise the disclosure at the bottom of this page referencing the conversion of your preferred stock to clarify, if true, that the foregoing table does not reflect this conversion in all of its columns, but rather only reflects the conversion in the pro forma as adjusted column.

17.   We note that your presentation of pro forma as adjusted capitalization will give effect to the sale of shares in your offering. Since it appears from your disclosure under "Use of Proceeds" that you will use a portion of the proceeds to repay debt, please tell us how you considered reflecting this repayment of debt in your pro forma as adjusted capitalization to more completely reflect your expected capitalization following this offering.

Dilution, page 33

18.   We note the first dilution table will present pro forma net tangible book value per share and pro forma as adjusted net tangible book value per share after this offering.

However, the narrative above this table does not define pro forma net tangible book value per share. Please revise the narrative above the table to explain how pro forma net tangible book value is calculated, similar to the disclosure you currently provide for pro forma as adjusted net tangible book value.

Selected Consolidated Financial Information, page 34

19.   Please refer to the "other non-recurring expenses" adjustment you make on page 36 in arriving at Adjusted EBITDA. Please tell us in more detail each major category of non-recurring expense that is included in this adjustment and quantify in your response the dollar amount of each such category for each period for which you present Adjusted EBITDA. It appears from your disclosure that store pre-opening and closing costs may be one such category. Also tell us why this adjusting item currently is not quantified in your filing. We may have further comments based upon your response.

Management's Discussion and Analysis, page 37

20.   In an appropriate place in this discussion, please disclose the total number of showrooms you intend to open or remodel in FY19 and the associated costs.

Overview, page 37

21.   Please elaborate upon the associated costs and relative prioritization you intend to implement with respect to your plans to increase brand awareness and update or add showroom locations. In doing so, please discuss how this will impact your ability to become profitable.

How We Assess the Performance of Our Business, page 38

22.   We note the discussion on pages 4 and 51 regarding repeat customers, CLV and CAC statistics. Please expand the disclosure in this section to include your repeat customer percentage, CLV, and CAC metrics for the periods presented, as well as any other metrics you use to monitor client acquisition, retention, and engagement.

Comparable Showroom Sales, page 38

23.   You state here, "If a showroom was closed for any period of time during the measurement period, that showroom is excluded from comparable showroom sales." Please revise to disclose the number of showrooms excluded on this basis. Please also disclose any metrics you use to monitor the performance of your new showroom concept.

Basis of Presentation and Results of Operations, page 39

24.   Please expand upon the drivers of changes in net sales during the periods presented, and, where applicable, quantify the proportion of change attributable to each driver. For example, elaborate upon your customers' "favorable reaction to [y]our Sactionals products" to explain whether this means that you experienced greater sales in that product in particular and, if so, whether it is due to changes in volume or price or other reasons. Refer to Item 303(a)(3)(iii) of Regulation S-K and, for guidance, Section III.B of SEC Release No. 33-8350.

25.   Where you discuss changes in net sales, please revise to quantify the amount of sales attributable to comparable showroom sales so as to put your reference to "in large part" in context.

Liquidity and Capital Resources, page 42

Net Cash (Used in) Provided by Operating Activities, page 43

26.   We note that your analysis of cash used in operating activities for each historical period states that you experienced a decrease in working capital. However, based on a review of your financial statements, it appears that the amount of your total working capital increased in each period, which is consistent with your discussion of the individual working capital accounts. Please revise to state that working capital increased in each period.

27.   We note that your inventory balance significantly increased during the interim period of fiscal 2018 and your inventory turnover ratio significantly declined. If the annual period for fiscal 2018 continues to reflect a significant decline in your inventory turnover, please comply with the following:

- Please expand your analysis of liquidity in an appropriate location to provide management's insight into the underlying factors impacting this decline in inventory turnover and how this is impacting your liquidity. Refer to Item 303(A)(1) of Regulation S-K.

- Please expand your critical accounting policy on page 46 related to merchandise inventories to more clearly address the uncertainties associated with your assumptions and estimates related to inventory in periods when inventory builds up and turnover declines.

Net Cash Used in Investing Activities, page 43

28.   We note your capital expenditures in each historical period relate to both remodeling existing showrooms and opening new showrooms. We further note from a review of your statements of cash flows that your capital expenditures in each historical period were funded by issuances of various types of equity, particularly given that your operating activities required a significant net use of cash in each historical period. Given your disclosure at the top of page 38 that you intend to continue to increase the number of showrooms and renovate existing showrooms, please expand your analysis of liquidity in an appropriate location to discuss how you expect to fund your expansion or remodeling plans during fiscal year 2019. Specifically, please clarify whether you anticipate continuing to issue equity, assuming new debt, or using the proceeds from this offering. Refer to Item 303(A)(1) of Regulation S-K.

Contractual Obligations, page 44

29.   It appears that interest payments on your line of credit may represent a significant contractual cash obligation for you. Please disclose interest payments associated with the debt obligations such as your revolving line of credit either in a tabular or narrative format. Please refer to footnote 46 of SEC Interpretive Release 33-8350.

Business, page 48

Sales Channels, page 51

30.   You state here that you "outpaced many of [y]our competitors in showroom productivity" and you offer quantified information. Please provide the quantified information.

Customers, page 51

31.   On page 51, you state your belief that your CLV to CAC ratio is, "based on publicly available information . . . attractive relative to competitors." Please revise to disclose this publicly available information and the source thereof.

Brand Awareness – "See It," page 52

32.   Please revise the disclosure here to define "purchase conversion rate" and to quantify the extent to which your brand's purchase conversion rate is "high relative to its competitors."

33. Please disclose the basis of your claims on pages 52 and 53 that your online marketing tactics "have proven to generate a positive return on investment" and that your showrooms "have proven to be a very effective means to facilitate consumers experiencing [y]our products firsthand."

Intellectual Property, page 57

34. Please disclose the duration of all patents and trademarks you hold. Refer to Item 101(c)(1)(iv) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 71

35. Please revise to identify the natural person(s) with beneficial ownership over the securities held by SCGPM, LLC.

Certain Relationships and Related Party Transactions, page 73

36. With respect to the transactions with Mistral and Satori that you disclose in this section, please revise to identify your directors or executive officers who are principals of those entities. Please also disclose that one of your directors, Mr. Phoenix, is also a director of Blueport Commerce (as you disclose on page 61). Refer to Item 404 of Regulation S-K.

Financial Statements for the Fiscal Year Ended January 29, 2017

General

37. Please tell us whether the reverse stock split you disclose on page 7 of your filing will be effected prior to your request for effectiveness of this Form S-1. If so, please confirm that you will give retroactive effect to the reverse stock split in your financial statements and earnings per share disclosures. Refer to the guidance in SAB Topic 4.C and ASC 260-10-55-12.

Note 1 - Operating and Significant Accounting Policies

General

38. We note that you do not provide any of the disclosures contemplated ASC 280-10-50. Please tell us in detail how you determined that none of these disclosures are applicable to you. In doing so, please respond to the following:

- Please tell us how many operating segments you have and whether any operating segments have been aggregated to form your reportable segments. If you have determined that you have a single operating and reportable segment, please consider making a disclosure to that effect in an appropriate location in the footnotes to your financial statements to clarify this matter to your investors.

- Also tell us how you determined the disclosure required by ASC 280-10-50-40 is not applicable to you. In doing so, tell us how you determined that products such as couches, beanbag chairs, and accessories are a single similar group of products.

39.   Several of your accounting policies indicate that you do not record various types of reserves because you have concluded the amounts would be immaterial. Please tell us how you considered the aggregate impact of not recording multiple reserves on your historical financial statements. Provide us with your detailed analysis supporting your belief, if true, that the aggregate impact of unrecorded reserves on your financial statements is not material.

Revenue Recognition, page F-26

40.   We note your statement that reductions for estimated returns, allowances and discounts are not material for any period presented and therefore no reserves are currently being recorded. To assist us in understanding why this accounting is appropriate, please tell us the quantified amount of sales that were returned in each period presented in your historical financial statements. Also explain to us in more detail what you are contemplating when you refer to allowances and discounts and explain the reserves that would have been recorded against revenue for these types of items.

Gift Certificates and Merchandise Credits, page F-28

41.   Please tell us the amount of breakage you recognized in each period presented in your historical financial statements.

Product Warranty, page F-31

42.   We note you offer in certain instances a lifetime warranty. Tell us in more detail how you determined that a warranty reserve would be immaterial and why it is appropriate not to record a reserve for any period in your historical financial statements.

Item 17. Undertakings, page II-4

43.   Please revise to include the undertaking set forth in Item 512(f) of Regulation S-K.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Parhaum J. Hamidi, Special Counsel, at (202) 551-3421 or me at (202) 551-3720 with any other questions.

Sincerely,

/s Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products